Investment Advisory Agreement
Appendix A
(Appendix Last Amended as of November 3, 2016; Name Changes in effect as of October 31, 2015)

Fund          Fee Rate (% of the average daily net assets)
WBI Tactical SMG Shares	0.85%
WBI Tactical SMV Shares	0.85%
WBI Tactical SMY Shares	0.85%
WBI Tactical SMS Shares	0.85%
WBI Tactical LCG Shares	0.85%
WBI Tactical LCV Shares	0.85%
WBI Tactical LCY Shares	0.85%
WBI Tactical LCS Shares	0.85%
WBI Tactical Income Shares	0.85%
WBI Tactical High Income Shares	0.85%
WBI Tactical Rotation Shares	0.85%
WBI Power Factor™ High Yield Dividend ETF	0.55%

As of the date of this Agreement, the Advisor has delegated its affiliate, the Sub-Advisor, to receive such Advisor’s fee in consideration of the services to be provided pursuant to the Sub-Advisory Agreement.